Exhibit 5.2

[Walgreen Co. Letterhead]

November 20, 2014

Walgreen Co.

Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, Illinois 60015

Re: Current Report on Form 8-K filed on November 20, 2014

Ladies and Gentlemen:

I am Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary of Walgreen Co., an Illinois corporation (the “Company”), and Vice President and Secretary of the Company’s wholly owned subsidiary, Walgreens Boots Alliance, Inc., a Delaware corporation (the “Subsidiary”). I have acted as counsel to the Company and the Subsidiary in connection with the issuance and sale by the Subsidiary of €750,000,000 aggregate principal amount of 2.125% Notes due 2026, £400,000,000 aggregate principal amount of 2.875% Notes due 2020 and £300,000,000 aggregate principal amount of 3.600% Notes due 2025 (collectively, the “Notes”), each series of which will be initially guaranteed by the Company (collectively, the “Guarantees”), pursuant to the terms of the Underwriting Agreement (the “Underwriting Agreement”), dated November 10, 2014, among the Subsidiary, the Company and the several Underwriters named therein (each as defined therein). The offer and sale of the Notes by the Underwriters have been registered under the Securities Act of 1933, as amended (the “Act”), pursuant to the Post-Effective Amendment No. 1, filed on November 3, 2014 with the Securities and Exchange Commission, to the Registration Statement on Form S-3 (File No. 333-198773) (as so amended, the “Registration Statement”), filed on September 16, 2014 with the Securities and Exchange Commission, that was deemed automatically effective under the Act pursuant to Rule 462(e) promulgated thereunder, including a base prospectus dated November 3, 2014, and a prospectus supplement dated November 10, 2014 (together, the “Prospectus”). The Notes will be issued in one or more series pursuant to an indenture, dated as of November 18, 2014 (the “Indenture”), between the Subsidiary, as issuer, and Wells Fargo Bank, National Association, as trustee, as supplemented by the Officers’ Certificate Pursuant to Sections 3.1 and 3.3 of the Indenture of the Subsidiary dated the date hereof. The Guarantees are to be issued under a guarantee dated as of the date hereof (the “Guarantee Agreement”). The Indenture was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 18, 2014. The form of Notes and form of Guarantee Agreement are filed as exhibits to the Company’s Current Report on Form 8-K dated the date hereof.

I or attorneys under my direction have reviewed the originals or copies certified or otherwise identified to my satisfaction of all such corporate records of the Company and the Subsidiary and such other instruments and other certificates of public officials, officers and representatives of the Company and the Subsidiary and such other persons, and I or attorneys under my direction have made such investigations of law, as I have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, I have assumed the authenticity of all documents submitted to me or attorneys under my direction as originals and the conformity to the originals of all documents submitted to me or attorneys under my direction as copies. In addition, I have assumed and have not verified the accuracy as to factual matters of each document I or attorneys under my direction have reviewed.

Based upon the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein, it is my opinion that (a) the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Illinois, has the corporate power to guarantee to the Notes, and the Guarantees have been duly authorized by the Company for issuance and sale pursuant to the Guarantee Agreement and the Underwriting Agreement, and (b) the Subsidiary has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, has the corporate power to issue the Notes, and the Notes have been duly authorized by the Company for issuance and sale pursuant to the Indenture and the Underwriting Agreement.

The opinion set forth above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether enforcement is considered in proceedings at law or in equity), (iii) applicable law and public policy with respect to rights to indemnity and contribution and (iv) an implied covenant of good faith and fair dealing.

In rendering the foregoing opinion, I have assumed that to the extent any documents referred to in the foregoing opinion are governed by the law of a jurisdiction other than the State of Delaware and the State of Illinois, such documents would be enforced as written. I do not express, or purport to express, any opinion with respect to the law of any jurisdiction other than the State of Delaware and the State of Illinois. I assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the statements expressed herein.

In rendering its opinion, Wachtell, Lipton, Rosen & Katz may rely upon this letter as to the matters described herein addressed herein as if this letter were addressed directly to them.

I hereby consent to the filing of this letter as Exhibit 5.2 to Company’s Current Report on Form 8-K dated the date hereof, and to the reference to my name under the heading “Legal Matters” in the Prospectus. In giving my consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder. The opinions expressed herein are matters of professional judgment and are not a guarantee of result.

Very truly yours,

/s/ Thomas J. Sabatino, Jr.